Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

March 15, 2024

Item 3:	News Release

A news release announcing the material change was issued on March 15, 2024 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On March 15, 2024, the Company announced that it had closed its previously announced overnight marketed public offering (the “Offering”) of common shares of the Company (the “Shares”). Pursuant to the Offering, Eupraxia issued 8,260,435 Shares at a price of C$4.10 per Share for gross proceeds of C$33,867,784, which includes the issuance of 943,435 Shares upon partial exercise of the over-allotment option.

Item 5.1:	Full Description of Material Change

On March 15, 2024, the Company announced that it had closed its previously announced Offering of Shares. Pursuant to the Offering, Eupraxia issued 8,260,435 Shares at a price of C$4.10 per Share for gross proceeds of C$33,867,784, which includes the issuance of 943,435 Shares upon partial exercise of the over-allotment option.

Eupraxia expects to use the net proceeds of the Offering, together with its existing cash and cash equivalents, primarily to fund research and development activities, general and administrative expenses, a milestone payment, working capital needs and other general corporate purposes.

The Shares were offered pursuant to a final prospectus supplement dated March 12, 2024 to the Company’s short form base shelf prospectus dated February 5, 2024. The Shares were offered in each of the provinces of Canada, except Québec.

Raymond James Ltd. acted as sole underwriter and bookrunner for the Offering.

No securities regulatory authority has either approved or disapproved the contents of this material change report. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in the United States or in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities have not been registered under the

United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder. The Company does not intend to register any part of the Offering in the United States, and any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the Company and management, as well as financial statements.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Bruce Cousins, President and Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

March 18, 2024